Man-Glenwood Lexington, LLC
Man-Glenwood Lexington TEI, LLC
123 N. Wacker Drive 28th Floor
Chicago, Illinois 60606

Man Investments Inc.
123 N. Wacker Drive 28th Floor
Chicago, Illinois 60606

                                                             December 28, 2004

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:  James E. O'Connor

      Re:      MAN-GLENWOOD LEXINGTON, LLC
               Registration Statement on Form N-2 (333-118854; 811-21173) MAN-GLENWOOD LEXINGTON TEI, LLC Registration Statement on Form N-2 (333-120945; 811-21458)

Ladies and Gentlemen:

     Man-Glenwood Lexington, LLC ("Lexington") and Man-Glenwood Lexington TEI, LLC ("TEI" and together with Lexington, the "Funds") have filed the above-captioned post-effective amendments to their respective registration statements on Form N-2. Each hereby seeks acceleration of the effectiveness of the filing as set forth below.

     Lexington's above-captioned registration statement (333-118854) is a combined prospectus, pursuant to Rule 429 under the Securities Act, and relates to Registration Statement No. 333-97919, as amended, previously field by Lexington on Form N-2. The above-captioned Registration Statement constitutes Post-Effective Amendment No. 3 to Registration Statement No. 333-97919, and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act of 1933.

     TEI's above-captioned registration statement (333-120945) is a combined prospectus, pursuant to Rule 429 under the Securities Act, and relates to Registration Statement No. 333-110072, as amended, previously field by TEI on Form N-2. The above-captioned Registration Statement constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-110072, and such post-effective amendment shall hereafter become effective concurrently with the effectiveness of the above-captioned Registration Statement and in accordance with Section 8(c) of the Securities Act of 1933.

     Registrant and Man Investments Inc. hereby request acceleration of the effectiveness of the attached Registration Statement for 10:00 a.m. eastern time on January 4, 2005.

     In support of its request for acceleration, the Fund acknowledges that:

     1. Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

     2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

     3. The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.


                                  Sincerely,

                                  /s/ Steven Zoric
                                  ----------------
                                  Steven Zoric
                                  Secretary
                                  Man-Glenwood Lexington, LLC
                                  Man-Glenwood Lexington TEI, LLC


                                  /s/ Steven Zoric
                                  ----------------
                                  Steven Zoric
                                  Vice President
                                  Man Investments Inc.